Exhibit 99.1

YM BioSciences Inc.
Letter to Shareholders
Fiscal Second Quarter ended December 31, 2006

Dear Shareholders:

Since its inception, YM BioSciences has embraced a business model that spreads development risk across a diversified portfolio of promising product candidates, reduces direct development costs through international partnerships, and builds our pipeline through continuous business development activity.

Not only does this approach provide a hedge against setbacks in any one program but it also increases our chances of success. Exiting the second fiscal quarter in solid financial condition and with three products in late-stage development, we suddenly hit the kind of unexpected hurdle, in last month’s decision to discontinue the tesmilifene ‘DEC’ trial, that both tests and validates our approach. While disappointed in this outcome, we are busy evaluating the large amount of data we’ve received from the DEC trial to determine if there is a path forward for tesmilifene, and remain very enthusiastic about the prospects for nimotuzumab in a variety of significant tumor types and AeroLEF™ for the management of both acute and chronic pain.

Tesmilifene:
As we announced in a January 30th press release and discussed on a subsequent conference call, the independent Data Safety Monitoring Board (DSMB) has completed the third planned interim analysis of the DEC trial, designed to evaluate the efficacy and safety of the combination of tesmilifene with epirubicin and cyclophosphamide in rapidly progressing metastatic breast cancer. With data on 351 patient events, the DSMB advised us that although there were no safety concerns, the trial was highly unlikely to meet its primary efficacy endpoint, a statistically significant improvement in overall survival in the tesmilifene arm. On this basis, they recommended that the trial be stopped.

We are completing the analysis of all the data collected in this trial and while we don’t expect the outcome to change, until this work is completed it would be premature to speculate about the future of this program. We have informed our collaborators at Sanofi-Aventis, currently running a Phase II trial of tesmilifene with Taxotere® (docetaxel) in the same indication, and will share the final data analysis with them and their investigators to determine how to proceed. We also anticipate submitting our findings to an appropriate scientific forum in the future.

I think it’s worth reinforcing that tesmilifene has now been administered to more than 800 patients worldwide. In addition to earlier work in breast cancer, the drug has shown activity in three Phase II combination trials for hormone refractory prostate cancer, and a protocol is currently under review by prostate cancer thought leaders. Programs for gastric and hepatic cancer are also being planned by our partners. Again, the future of tesmilifene against a wide variety of tumour types is uncertain but we remain hopeful that it still may find a role in one or more of these.

We also do not know yet what impact this development will have on our organization. The Company was conducting activities consistent with a New Drug Application and these activities will be terminated. Of course, we cannot finalize any decisions regarding resource allocation on this particular program until the full data analysis is completed. The talented and dedicated professionals who have brought tesmilifene to this stage remain one of the Company’s most valuable assets.

Nimotuzumab:
We remain very enthusiastic about the broad potential of nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). Clinical work completed to date suggests that nimotuzumab may be useful in a wide variety of tumor types and have a more favorable side-effects profile than other approved drugs targeting the EGF receptor. As you know, other licensors of nimotuzumab have successfully obtained approval for nimotuzumab in several countries including India and China for the treatment of various types of head and neck cancer. Through YM and a consortium of international development partners targeting primarily the North American, European, Japanese and Korean markets, it is currently being studied in pediatric and adult glioma, pancreatic cancer, prostate cancer, non-small cell cancer, esophageal cancer, cervical cancer, and breast cancer.. A Phase III trial of nimutuzumab as first-line therapy in pediatric pontine glioma, being conducted by Oncoscience AG in Germany, should be fully enrolled during the first half of 2007 in a Phase III trial. We are also pleased to be in the planning stages of a U.S. and Canadian Phase II study in the same indication following clearance from the U.S. Treasury Department as well as a randomized Phase II trial in colorectal cancer.

AeroLEF™:
Progress continues in the development of AeroLEF™, our unique, inhaled-delivery composition of free and liposome encapsulated fentanyl for the treatment of moderate to severe acute pain, including cancer pain. We expect final results from a two-part Phase IIb trial (DLKLEF-AP4) in post-surgical pain in the first half of this year. Results from Part I of the study, an open-label segment, were presented at the American Society of Anesthesiologists (ASA) Annual Meeting in October, 2006. These data suggested that inhaled AeroLEF™ was well tolerated and produced clinically meaningful, highly individualized analgesia for acute post-surgical pain. The second part of the study, nearing completion, is a randomized, double-blind, placebo controlled trial of 99 patients designed to evaluate the safety and efficacy of AeroLEF™ for the management of pain following elective orthopedic surgery. We hope that the results from this portion will support our belief that self-titration with AeroLEF™ offers a novel approach to the management of pain.

Despite the tragic setback in the tesmilifene trial our commitment to diversification provides our shareholders and employees with substantial opportunities for success, we have an established record in advancing products at speed through clinical development from early to very late stage, we have a record of being able to create partnerships that provide us with revenue and a breadth of clinical activity that would otherwise exceed our own capacity, we have a record in identifying and completing acquisitions and we have a treasury that permits us to undertake all these activities in which we have shown previous success.

On behalf of the Board of Directors, I would like to thank you and all of our shareholders for continuing to support us as we navigate through these near-term challenges. I would also again like to acknowledge the remarkable employees of YM BioSciences who are aggressively pursuing the great potential of our product portfolio. Our business model will weather this test and, from a solid financial foundation, YM BioSciences will work toward success in the development and commercialization of differentiated products for patients worldwide.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and six months ended December 31, 2006.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months and six months ended December 31, 2006 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the fiscal years ended June 30, 2006 and June 30, 2005 and notes thereto.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. All amounts presented are in Canadian dollars unless otherwise stated. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our unaudited consolidated interim financial statements, are set out in Note 10 to the unaudited consolidated interim financial statements for the three months and six months ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended December 31,			Six months ended December 31,
	2006	2005	Change	2006	2005	Change
Out-licensing revenue	$1,196,126	$379,242	$816,884	$2,056,824	$457,750	$1,599,074
Interest income	801,673	169,988	631,685	1,696,385	324,487	1,371,898

Expenses:
Licensing and product development	8,466,105	4,810,644	3,655,461	16,330,971	9,586,653	6,744,318
General and administrative	1,950,975	1,253,873	697,102	3,831,865	2,681,772	1,150,093

Loss for the period	8,352,471	5,536,292	2,816,179	18,051,328	11,460,138	6,591,190
Deficit, beginning of period,	96,265,358	66,675,740		86,566,501	60,751,894

Deficit, end of period	$104,617,829	$72,212,032	$32,405,797	$104,617,829	$72,212,032	$32,405,797

Basic and diluted loss per common share	$0.15	$0.14	$0.01	$0.32	$0.29	$0.03

Total Assets	$95,782,136	$29,037,272	$66,744,864	95,782,136	$29,037,272	$66,744,864

RESULTS OF OPERATIONS

Out-licensing Revenue
Revenue from out-licensing has increased by $817K and $1.599M respectively in the three and six month period ended December 31, 2006 compared to the same period in the prior year as a result of four out-licensing agreements entered into since December 31, 2005. The largest of the agreements, signed with Daiichi Pharmaceutical Co., Ltd. in July 2007, licensed the commercial rights for Nimotuzumab for the Japanese market and included an up-front payment from Daiichi to the Company of $16.2M. The initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

Interest Income
Interest income in the second quarter of fiscal 2007 has increased by $632K compared to the same quarter in fiscal 2006. For the six month period ended December 31, 2006, interest income increased by $1.372M compared to the same period last year. This can be mainly attributed to the significant increase in cash which resulted from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006.

Licensing and product development
Licensing and product development expenses for the three months ended December 31, 2006 increased by $3.655M and for the six months ended December 31, 2006 increased by $6.744M over the same periods last year.

Employee compensation relating to licensing and product development has increased by $1.209M for the three month period ended December 31, 2006 and by $2.487M for the six month period ended December 31, 2006 compared to the same periods in the prior year reflecting the increase in personnel involved in licensing and product development. Ten employees, including an experienced senior management team, were recruited as part of the Eximias acquisition in May 2006. In addition, six employees have been added to deal with increased development activity

The establishment of the new office in Pennsylvania in May 2006 and the increased number of employees has increased office expenses by $193K for the three month period and by $463K for the six month period ended

December 31, 2006 compared to the same period in the prior year. Similarly, travel expenses for the three and six month periods ended December 31, 2006 compared to the same period in the prior year increased by $148K and $229K respectively.

The Company’s identifiable intangible assets now include the cost of Eximias personnel that arose on the acquisition of Eximias which is being amortized on a straight-line basis over two years. As a result, amortization expense for the three month period ended December 31, 2006 has increased by $372K over the same period last year and by $782K for six month period ended December 31, 2006 compared to the same period in fiscal 2006.

Tesmilifene
Costs related to with research and development activities for tesmilifene for the three month period ended December 31, 2006 decreased by $835K to $2.323M compared to $3.158M for the comparable period last year. Year-to-date costs have decreased by $2.105M to $3.893M compared to $5.998M for the same period in the prior year. This decrease is a result of reduced costs associated with the Phase III clinical trial in patients with metastatic and recurrent breast cancer. On January 30, 2007, the Company terminated the Phase III trial based on the advice of the independent Data Safety Monitoring Board See Subsequent Event note below.

AeroLEF™
Costs associated with research and development activities for AeroLEF™ increased by $380K for the quarter ended and by $274K for the six months ended December 31, 2006 due to additional costs associated with the Phase IIb Clinical Trial.

Nimotuzumab
Costs associated with research and development activities for Nimotuzumab increased by $902K to $2.421M for the quarter ended and by $3.177M to $4.9M for the six months ended December 31, 2006 as a result of fees associated with upgrading and increasing the capacity of the manufacturing facility.

General and Administrative Expenses
General and administrative expenses have increased by approximately $697K for the three month period and by $1.150M for the six month period ended December 31, 2006 over the comparable periods in the prior year. This resulted primarily from increased salaries and bonuses and an increase in stock-based compensation expense. Salaries and bonuses have increased by $290K and $280K for the three and six month period ended December 31, 2006, respectively, over the same period last year primarily from the addition of four employees since December 2005. Stock-based compensation increased by $200K from $273K to $473K for the three month period ended December 31, 2006 and by $442K from $551K to $993K for the six month period ended December 31, 2006 compared to the same periods in fiscal 2006 resulting from the issuance of stock options to employees in May and November 2006, and to new hires upon beginning their employment with the Company.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net Loss	Basic and diluted loss per Common Share
December 31, 2006	$1,997,799	$8,352,471	0.15
September 30, 2006	$1,755,410	$9,698,858	$0.17
June 30, 2006	$1,072,000	$8,581,990	$0.16
March 31, 2006	$684,456	$5,772,479	$0.13
December 31, 2005	$549,230	$5,536,292	$0.14
September 30, 2005	$243,007	$5,923,846	$0.15
June 30, 2005	$258,787	$6,482,670	$0.18
March 31, 2005	$203,108	$4,277,762	$0.12

Revenue has increase steadily over the last eight quarters as a result of new out-licensing agreements with third parties and interest earned from increased cash and short-term investments resulting from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. However, development activity has also increased.

SUBSEQUENT EVENT

On January 30, 2007, the Company announced that the independent Data Safety Monitoring Board (DSMB) for the pivotal Phase III trial of tesmilifene in patients with metastatic or recurrent breast cancer advised the Company to stop the trial based on an interim analysis of 351 events, indicating it is very unlikely significant differences in overall survival will be shown between treatment arms as the data mature.

The Company has terminated the pivotal Phase III trial and management is currently evaluating the financial impact of this event on revenue associated with related out-licensing contracts, acquired workforce, and related clinical research service contract commitments.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of which will depend substantially on results of the product development programs.

The Company's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305M (US$40.105M). Net proceeds after costs amounted to approximately $42.623M. The Company intends to use the net proceeds to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies. The Company’s Cuban originated products and technologies are all related to Nimotuzumab. As at December 31, 2006, the remaining restricted proceeds were approximately $18.567M and unrestricted cash and short-term deposits totaled approximately $67.431M.

On May 9, 2006, with the acquisition of Eximias, the Company attained approximately $34.5M in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3M comprised of 474,657 common shares valued at $3.0M and $300K in cash will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction.

As at December 31, 2006 the Company had cash and cash equivalents and short-term deposits totaling $85.999M and payables and accrued liabilities totaling $2.108M compared to $88,341M and $3.718M respectively at June 30, 2006.

With consideration of the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at December 31, 2006 are sufficient to support the Company’s activities beyond the next 12 months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture in which it is considered the primary beneficiary; as such, the Company has expensed 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future. As of December 31, 2006 no amounts are owing and the amount of future fees is not determinable.

In March 2004 the Company began a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. On March 10, 2004, the Company entered into a clinical research services agreement with a contract research organization ("CRO") to conduct the trial and they contracted with others to perform services and to recruit and treat patients. The contract is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries involved, the length of time over which the clinical trial is conducted and the time for completion. The Company is liable for certain payments of clinical services costs, data management costs and pass through costs. On January 30, 2007, the Company terminated the Phase III trial based on the advice of the independent Data Safety Monitoring Board. Management is currently assessing the impact of this decision on financial commitments.

The Company has also planned a similar pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005 the Company entered into a contract with a CRO in the amount of £344K ($707K). Either party may cancel the contract with 30 days’ notice. If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment has begun and the trial is ongoing. The utility of this trial, together with all other aspects of Tesmilifene is currently under review.

In September 2005 the Company inlicensed certain technologies and committed to financial consideration of up to $700K depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At September 30, 2005 the initial fee of $100K of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

In October 2005 the Company entered into a clinical trial management services contract relating to a phase IIb clinical trial for AeroLEF™ involving 120 patients at an expected cost of approximately $622K. Either party may cancel the contract with 30 days notice. If the Company cancels, it would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

On August 2, 2006 the Company entered into a clinical trial management services contract relating to a clinical trial for AeroLEF™ at an expected cost of $326K. Either party may cancel the contract with two weeks’s notice. If the Company cancels, it is required to pay for costs incurred to date, plus a penalty of equal to 10% of the portion of the price allocated to the cancelled portion of the study.

In addition to the above, the Company has entered into contracts for pre-clinical and other studies totaling approximately $5.840M of which approximately $2.821M has not been paid or accrued as at December 31 2006.

The Company plans to expend funds to continue the clinical development of tesmilifene, nimotuzumab and AeroLEF™. There are also ongoing activities directed at out-licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Annual Information Form dated September 21, 2006 in respect of the fiscal year ended June 30, 2006. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration until.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005 and workforce acquired on the acquisition of Eximias in May 2006. The intangible assets are amortized on a straight-line basis over the estimated useful life of seven years for technologies acquired and of two years for workforce from the date of acquisition. The carrying values of the intangible assets are reviewed annually to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods. The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

DISCLOSURE CONTROLS AND PROCEDURES

The chief executive officer and the chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2006 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design of internal controls over financial reporting as at June 30, 2006, and based on that assessment determined that internal controls over financial reporting were designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

Share Data as at December 31, 2006:	Outstanding	Number
Common shares	$172,773,599	55,782,023
Warrants	$4,597,808	9,022,277

Note 1:  If all warrants were to be exercised, 9,022,777 shares would be issued for an aggregate consideration of $26,009,497.
Note 2:  In addition to the 55,782,023 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: February 9, 2007

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Three months and six months ended
December 31, 2006 and 2005
(Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31, 2006	June 30, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents (note 2)	$20,464,351	$2,735,317
Short-term deposits (note 2)	65,534,646	85,606,117
Accounts receivable	1,633,214	2,214,775
Prepaid expenses	224,935	318,338
	87,857,146	90,874,547
Capital assets	322,563	304,985
Intangible assets (note 4)	7,602,427	8,868,528
	$95,782,136	$100,048,060
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,127,256	$2,367,042
Accrued liabilities	981,127	1,350,923
Deferred revenue (note 7)	4,822,904	738,297
	6,931,287	4,456,262
Deferred revenue (note 7)	11,160,195	844,275
Shareholders' equity:
Share capital (note 9)	172,773,599	172,771,544
Share purchase warrants (note 6)	4,597,808	4,597,988
Contributed surplus	4,937,076	3,944,492
Deficit accumulated during the development stage	(104,617,829)	(86,566,501)
	77,690,654	94,747,523
Basis of presentation (note 1)
Commitments (note 8)
Subsequent event (note 11)
	$95,782,136	$100,048,060

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Three months ended December 31,		Six months ended December 31,		Period from inception on August 17, 1994 to December 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Revenue (note 7)	$1,196,126	$379,242	$2,056,824	$467,750	$3,955,979
Interest income	801,673	169,988	1,696,385	324,487	6,586,234
	1,997,799	549,230	3,753,209	792,237	10,542,213
Expenses:
General and administrative	1,950,975	1,253,873	3,831,865	2,681,772	32,940,064
Licensing and product development	8,466,106	4,810,644	16,330,971	9,586,653	78,368,885
	10,417,081	6,064,517	20,162,836	12,268,425	111,308,949
Loss before the undernoted	(8,419,282)	(5,515,287)	(16,409,627)	(11,476,188)	(100,766,736)
Gain (loss) on foreign exchange	112,891	(21,005)	27,074	16,050	(193,556)
Loss on sale of marketable securities	-	-	-	-	(1,191,329)
Loss before income taxes	(8,306,391)	(5,536,292)	(16,382,553)	(11,460,138)	(102,151,621)
Income taxes	46,080	-	1,668,775	-	1,676,075
Loss for the period	$(8,352,471)	$(5,536,292)	(18,051,328)	$(11,460,138)	$(103,827,696)
Basic and diluted loss per common share	$(0.15)	$(0.14)	$(0.32)	$(0.29)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,782,023	39,139,493	55,782,009	38,964,104

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

	Three months ended December 31,		Six months ended December 31,			Period from inception on August 17, 1994 to December 31,
	2006	2005	2006		2005	2006
	(Unaudited)		(Unaudited)			(Unaudited)
Deficit, beginning of period	$(96,265,358)	$(66,675,740)	$	$(86,566,501)	$(60,751,894)	$-
Cost of purchasing shares for cancellation in excess of book value	-	-		-	-	(790,133)
Loss for the period	(8,352,471)	(5,536,292)		(18,051,328)	(11,460,138)	(103,827,696)
Deficit, end of period	$(104,617,829)	$(72,212,032)		$(104,617,829)	$(72,212,032)	$(104,617,829)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended December 31,		Six months ended December 31,		Period from inception on August 17, 1994 to December 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(8,352,471)	$(5,536,292)	$(18,051,328)	$(11,460,138)	$103,827,696)
Items not involving cash:
Amortization of capital assets	25,352	12,605	50,699	25,169	382,381
Amortization of intangible assets	633,050	267,843	1,266,101	496,371	2,673,019
Loss on sale of marketable securities	-	-	-	-	1,191,329
Stock-based employee compensation	473,369	263,822	992,584	550,741	5,429,147
Stock-based consideration	-	-	-	100,000	292,750
Warrants-based consideration	-	-	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(193,290)	195,279	674,964	(53,770)	(829,427)
Accounts payable, deferred accrued liabilities and revenue	(452,558)	(58,640)	12,790,945	(323,672)	14,849,839
	(7,866,548)	(4,855,383)	(2,276,035)	(10,665,299)	(79,783,883)
Financing activities:
Issuance of common shares on exercise of warrants	-	185,916	1,875	185,916	4,284,055
Repayment of debentures	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	-	-	-	-	123,276,729
Issuance of common shares on exercise of options	-	59,750	-	222,250	2,505,014
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	-	(1,029,679)
	-	245,666	1,875	408,166	124,936,322
Investing activities:
Short-term deposits, net	(13,888,114)	-	20,071,471	29,882,472	(65,340,721)
Proceeds on sale of marketable securities	-	-	-	-	1,404,450
Additions to capital and intangible assets	(66,647)	(4,089)	(68,277)	(10,720)	(518,430)
	(13,954,761)	(4,089)	20,003,194	29,871,752	(64,454,701)

Increase (decrease) in cash and cash equivalents	(21,821,309)	(4,613,806)	17,729,034	19,614,619	(19,302,262)
Cash assumed on acquisitions	-	-	-	-	39,766,613
Cash and cash equivalents, beginning of period	42,285,660	24,914,798	2,735,317	686,373	-
Cash and cash equivalents, end of period	$20,464,351	$20,300,992	$20,464,351	$20,300,992	$20,464,351

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$-	$-	$1,464,284	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	-	100,000	100,000

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

1.    Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 10, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP"). Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2006. These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2006.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. Operating results for the three months and six months ended December 31, 2006 are not necessarily indicative of the results of operations that may be expected for the year ended June 30, 2007.

These unaudited interim consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

1.    Basis of presentation (continued):

With consideration of the restricted and unrestricted cash and short-term deposits detailed in note 2 of the unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.    Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at December 31, 2006, the remaining restricted proceeds were $18,567,503.

Management believes that their unrestricted cash and short-term deposits at December 31, 2006 of $67,431,494 are sufficient to fund future activities related to products licensed from Cuba during and beyond the next 12 months.

The Company's short-term deposits consist of highly liquid deposit certificates held to maturity, with terms extending beyond 90 days from the date of acquisition.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

3.    Acquisition:

Acquisition of Eximias:

On May 9, 2006, the Company completed the acquisition of the common shares of Eximias, a privately held, development stage company in the United States. In accordance with Canadian GAAP, the acquisition was accounted for as a purchase of assets. The assets and liabilities of Eximias have been included in the unaudited interim consolidated financial statements of the Company from May 9, 2006, the date of acquisition. Consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on a preliminary determination of their fair values on the date of acquisition as follows:

Assets acquired:
Cash	$38,037,072
Short-term deposits	193,925
Capital assets	84,513
Prepaid expenses	109,101
Workforce	2,927,261
41,351,872
Liabilities assumed:
Accrued expenses	(2,432,679)
Obligations under capital leases	(9,116)
(2,441,795)
Net assets acquired	$38,910,077
Consideration given:
5,630,648 common shares	$35,063,171
Cash	3,496,906
Acquisition costs	350,000
$38,910,077

There have been no adjustments to the preliminary purchase equation during the six months ended December 31, 2006.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

3.    Acquisition (continued):

Of the total purchase price paid, $3,300,000, comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash, will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction.

The fair value of the Company's common shares issued is based on the average closing price of the common shares two days before, the day of, and two days after May 9, 2006, the closing date of the acquisition.

4.    Intangible assets:

		Accumulated	Net book
December 31, 2006	Cost	amortization	value
Acquired technologies	$7,348,185	$1,697,264	$5,650,921
Workforce	2,927,261	975,755	1,951,506
	$10,275,446	$2,673,019	$7,602,427

		Accumulated	Net book
June 30, 2006	Cost	amortization	value
Acquired technologies	$7,348,185	$1,162,980	$6,185,205
Workforce	2,927,261	243,938	2,683,323
	$10,275,446	$1,406,918	$8,868,528

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

5.    Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.75 to $5.74.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended		Six months ended
	December 31,		December 31,
	2006	2005	2006	2005
Number of options issued	67,500	-	122,500	10,000
Risk-free interest rate	4.07%	-	4.07%	3.77%
Volatility factor	59.8%	-	51.0% - 59.8%	120%
Contractual life options	10 years	-	10 years	10 years
Vesting period (months)	24	-	24	24
Weighted average fair value of options granted	$1.53	-	$1.43	$2.16
Fair value of options	$103,085	-	$175,135	$21,600

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and six months ended December 31, 2006 for stock-based employee compensation awards was $473,369 and $992,584 (2005 - $263,822 and $550,741), respectively.

The fair value of options granted is being expensed over the vesting period of the options.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

5.    Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months and six months ended December 31, 2006 and the share options outstanding at the end of the period:

	Number	Weighted average exercise price
Outstanding, June 30, 2006	4,779,789	$3.78
Granted	55,000	3.37
Cancelled/forfeited	(43,834)	2.71
Outstanding, September 30, 2006	4,790,955	3.72
Granted	67,500	3.49
Cancelled/forfeited	(56,833)	3.49
Outstanding, December 31, 2006	4,801,622	3.78
Exercisable, December 31, 2006	3,042,306	$3.38

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

6.    Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of December 31, 2006. As of December 31, 2006, all outstanding warrants were exercisable.

	Number	Weighted average exercise price	Amount
Outstanding, June 30, 2006	9,022,777	$2.88	$4,597,988
Exercised	(500)	3.75	(180)
Outstanding, September 30, 2006 and December 31, 2006	9,022,277	2.88	$4,597,808

7.    Out-licensing agreements:

The following table reflects out-licensing agreements signed with third parties for the development of the Company's products:

					Revenue recognized
		Initial	Deferred revenue as at		Three months ended		Six months ended
Date of		license	December 31,	June 30,	December 31,		December 31,
agreement	Product	fee	2006	2006	2006	2005	2006	2005
November 3, 2006	Tesmilifene	$230,400	$211,200	$-	$19,200	$-	$19,200	$-
July 25, 2006	Nimotuzumab	16,226,950	14,536,643	-	1,014,184	-	1,690,307	-
January 20, 2006	Nimotuzumab	1,152,788	768,526	960,657	96,066	-	192,132	-
August 30, 2005	Nimotuzumab	441,792	225,499	294,529	32,214	36,815	69,030	73,631
January 26, 2005	Tesmilifene	620,311	241,231	327,386	34,462	51,693	86,155	103,385
July, 13, 2004	Nimotuzumab	-	-	-	-	290,734	-	290,734
		$18,672,241	$15,983,099	$1,582,572	$1,196,126	$379,242	$2,056,824	$467,750

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

7.    Out-licensing agreements (continued):

Under the terms of the agreements, the Company continues to be involved in the development of its product and is not required to fund any development in the licensed territory. The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

8.    Commitments:

On August 2, 2006, the Company entered into a clinical trial management services contract relating to a clinical trial for AeroLef at an expected cost of $326,000. Either party may cancel the contract with two weeks' notice. If the Company cancels, it is required to pay for costs incurred to date, plus a penalty equal to 10% of the portion of the price allocated to the cancelled portion of the study.

In addition to the above and clinical research services contracts disclosed in note 14 of the Company's annual consolidated financial statements, the Company has entered into contracts for preclinical and other studies which through to December 31, 2006 total $5,840,081, and for which $2,820,807 has not been paid or accrued.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

9.    Share capital:

Issued:

	Number of
	shares	Amount
Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares purchased for cancellation	(19,000)	(10,336)
Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000
Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697
Balance, June 30, 2005	38,584,288	87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171
Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of warrants	500	2,055
Balance, September 30, 2006 and December 31, 2006	55,782,023	$172,773,599

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

10.   Canadian and United States generally accepted accounting policy differences:

The unaudited interim consolidated financial statements of the Company as at and for the three months and six months ended December 31, 2006 and 2005 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's unaudited interim consolidated financial statements as at December 31, 2006 and for the three months and six months ended December 31, 2006 and 2005.

The significant differences affecting the unaudited interim consolidated financial statements are consistent with those listed in note 16 of the June 30, 2006 annual consolidated financial statements and are as noted below:

(a)  Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception be presented. For ease of presentation, these disclosures have been disclosed in the unaudited interim consolidated statements of operations and deficit and cash flows and note 9 to the unaudited interim consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

10.   Canadian and United States generally accepted accounting policy differences
        (continued):

(b)  Consolidated statements of operations and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with United States GAAP.

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005
Loss for the period, based on Canadian GAAP	$(8,352,471)	$(5,536,292)	$(18,051,328)	$(11,460,138)
Reversal of capitalization of acquired technologies (ii)				(1,562,284)
Amortization of acquired technologies (ii)	267,142	267,843	534,284	496,371
Loss for the period and comprehensive loss based on United States GAAP	$(8,085,329)	$(5,268,449)	$(17,517,044)	$(12,526,051)
Basic and diluted loss per share (iii)	$(0.14)	$(0.13)	$(0.31)	$(0.32)
Weighted average number of common shares outstanding	55,782,023	39,139,493	55,782,009	38,964,104
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences
         (continued):

(i)  Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002. Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by Financial Accounting Standards Board ("FASB") Statement No. 123R in accordance with the modified prospective application method. Accordingly, the Company has applied the fair value-based method to all employee stock options granted on or after July 1, 2005. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the statement of operations as the requisite service is rendered. As there were no unvested awards as of July 1, 2005 that had been granted prior to July 1, 2002, there is no difference in the compensation expense recognized by the Company under Canadian GAAP and United States GAAP for the three months and six months ended December 31, 2006 and 2005.

Additional stock-based compensation disclosures required under United States GAAP:

As of December 31, 2006, total compensation cost related to non-vested awards not yet recognized is $2,046,357 and the weighted average period over which it is expected to be recognized is eight months.

(ii)  Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(iii) Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

10.  Canadian and United States generally accepted accounting policy differences
     (continued):

(c) Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

		Deficit
		accumulated
		during the	Additional
	Warrants and	development	paid-in
	share capital	stage	capital	Total
Total shareholders' equity under United States GAAP, June 30, 2006	$177,369,532	$(90,933,372)	$2,183,380	$88,619,540
Issued on warrants	1,875	-	-	1,875
Stock-based compensation	-	-	992,584	992,584
Loss for the period	-	(17,517,044)	-	(17,517,044)
Total shareholders' equity under United States GAAP,December 31, 2006	177,371,407	(108,450,416)	3,175,964	72,096,955
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in process research and development acquired	-	(1,697,264)	-	(1,697,264)
Total shareholders' equity under Canadian GAAP,December 31, 2006	$177,371,407	$(104,617,829)	$4,937,076	$77,690,654

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences (continued):

		Deficit
		accumulated
		during the	Additional
	Warrants and	development	paid-in
	share capital	stage	capital	Total
Total shareholders' equity under United States GAAP, June 30, 2005	$92,801,085	$(64,581,701)	$29,816	$28,249,200
Issued on options	258,372	-	-	258,372
Issued on warrants	185,916	-	-	185,916
Issued from escrow pursuant to Delex acquisition agreement	1,464,284	-	-	1,464,284
Issued pursuant to licensing agreement	100,000	-	-	100,000
Stock-based compensation	-	-	514,619	514,619
Loss for the period	-	(12,526,051)	-	(12,526,051)
Total shareholders' equity under United States GAAP, December 31, 2005	94,809,657	(77,107,752)	544,435	18,246,340
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in process research and development acquired	-	(634,131)	-	(634,131)
Total shareholders' equity under Canadian GAAP, December 31, 2005	$94,809,657	$(72,212,032)	$2,305,547	$24,903,172

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

10.   Canadian and United States generally accepted accounting policy differences (continued):

(d)  Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on loss for the period as a result of this GAAP difference.

(e)  Recently issued accounting pronouncements:

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company will adopt SAB No. 108 as of June 30, 2007 under United States GAAP. The Company does not expect the adoption of SAB No. 108 to have a material impact on the consolidated financial position, results of operations and cash flows.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2006 and 2005
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132R[2]. SFAS 158 requires an employer to recognize in its statement of financial position the overfunded or underfunded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligation. Employers must also recognize as a component of other comprehensive income, net of tax, the actuarial and experience gains and losses and the prior service costs and credits. The Statement is effective for public entities for fiscal years ending after December 15, 2006. The Company does not except the adoption if SFAS 158 to have an impact on its consolidated financial position, results of operations and cash flows.

11.   Subsequent event:

On January 29, 2007, the independent Data Safety Monitoring Board for the pivotal Phase III trial of tesmilifene in patients with metastatic or recurrent breast cancer advised the Company to stop the trial based on an interim analysis of 351 events, indicating it is very unlikely significant differences in overall survival will be shown between treatment arms as the data matures.

The Company has terminated the pivotal Phase III trial and management is currently evaluating the financial impact of this event on revenue associated with related out-licensing contracts, acquired workforce and related clinical research service contract commitments.